SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

SILICOM LTD.

(Translation of Registrant's name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44000, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated April 22nd, 2003 announcing Registrant’s first quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: April 22nd, 2003

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS FIRST QUARTER 2003
RESULTS

        KFAR SAVA, Israel—April 22, 2003 — Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the first quarter ended March 31, 2003.

        Revenues for the first quarter of 2003 were $1,325,000, compared to $654,000 for the first quarter of 2002. Net loss for the quarter was ($223,000), or ($0.05) per share fully diluted, compared to ($599,000), or ($0.15) per share fully diluted for the first quarter of 2002.

        Commenting on the results, Shaike Orbach, President and CEO, said, “Although we are encouraged by the revenue growth of the first quarter, visibility remains low and our customers continue to operate cautiously.”

    Mr. Orbach continued, “Preliminary marketing has revealed a high level of interest in our first eight cutting-edge multi-port Gigabit-Ethernet Server/Storage Networking cards. These are powerful products that allow server-based systems to fully exploit Gigabit Ethernet’s high-speed potential. Although the sales cycle is long, each success may represent an opportunity for sustained, long-term revenues. We have recently recruited a Server/Storage Industry veteran, located in the Boston area, to spearhead the sales effort of these products. At the same time, we continue with intensive R&D to develop next-stage products. We are excited by the potential of this new market and are focusing on it as Silicom’s primary growth driver.”

Silicom Ltd. is an industry leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage systems, Internet traffic management systems, security systems and for other hardware manufacturers providing a variety of server-based systems in multi port high performance environment. It also offers an extensive range of PC Cards, PCI cards and USB products. For more information about Silicom, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il

FINANCIAL TABLES FOLLOW

Silicom Ltd. Consolidated Summary of Results
(Unaudited)

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended March 31,
	2003	2002
Sales	$ 1,325	$ 654
Cost of sales	677	553

Gross profit	648	101

Research and development
costs, gross	399	412
Less - royalty bearing
participations	---	(83)

Research and development
costs, net	399	329

Selling and marketing expenses	341	271
General and administrative	150	146

	890	746

Operating income (Loss)	(242)	(645)

Financial income, net	19	46

Income (Loss) before taxes on
income	(223)	(599)
Taxes on income	---	---

Net income (Loss)	$ (223)	$ (599)

Basic and diluted earnings
(Loss) per share	$(0.05)	$(0.15)

Weighted average number of
shares outstanding - Basic EPS
(in thousands)	4,110	4,110

Weighted average number of
shares outstanding - Diluted
EPS (in thousands)	4,111	4,110

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)

Assets

Current assets
Cash and cash equivalents	$ 2,124	$ 861
Short term investments	2,075	3,799
Trade receivables	886	504
Other receivables	201	277
Inventories	1,207	1,221

	6,493	6,662

Long-term investments	-	-
Severance pay fund	427	408
Property and equipment, net	300	257
Other assets	75	77

Total assets	$ 7,295	$7,404

Liabilities and shareholder's equity

Current liabilities
Trade payables	529	561
Other payables and accrued liabilities	536	415

Total current liabilities	1,065	976

Liability for severance pay	768	743

Total liabilities	1,833	1,719

Shareholders' Equity
Share capital and additional paid in
capital	5,550	5,550
Treasury stock	(38)	(38)
Retained earnings (deficit)	(50)	173

	5,462	5,685

Total liabilities and shareholders
equity	$ 7,295	$7,404